

SEC[illegible] 07004137 [illegible]OMMISSION
[illegible], D.C. [illegible]49

BB 3/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-66910

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Upstream Capital Partners, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5215 North O'Connor, Suite 1820
(No. and Street)

Irving (City) | Texas (State) | 75039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryn Eudaly | 214-217-9000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) | Dallas (City) | TX (State) | 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH, D.C.
160
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Lavender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upstream Capital Partners, LP, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



K. J. HAMILTON
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
02-04-2011

Signature

Managing Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UPSTREAM CAPITAL PARTNERS, LP

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2006

UPSTREAM CAPITAL PARTNERS, LP

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Managers
Upstream Capital Partners, LP

We have audited the accompanying statement of financial condition of Upstream Capital Partners, LP, as of December 31, 2006, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upstream Capital Partners, LP, as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

UPSTREAM CAPITAL PARTNERS, LP
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 308,512
Certificate of deposit	104,318
Property and equipment, net of accumulated depreciation of $34,867	125,785
Receivables from related parties	54,414
Other receivables	17,574
Other assets	17,246
	$ 627,849

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 102,578
	102,578
Partners' capital	525,271
	$ 627,849

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2006

	General Partner	Limited Partners	Total
Balances at December 31, 2006	$ 3,258	$ 298,488	$ 301,746
Net income	1,118	222,407	223,525
Balances at December 31, 2006	$ 4,376	$ 520,895	$ 525,271

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 223,525
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	32,680
Change in operating assets and liabilities:	
Increase in receivable from related parties	(54,414)
Decrease in other receivables	8,493
Increase in other assets	(801)
Decrease in accounts payable and accrued liabilities	(86,711)
Net cash provided (used) by operating activities	122,772
Cash flows from investing activities	
Purchase of property and equipment	(31,031)
Increase in certificate of deposit	(4,318)
Net cash provided (used) by investing activities	(35,349)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	87,423
Cash and cash equivalents at beginning of year	221,089
Cash and cash equivalents at end of year	$ 308,512

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

UPSTREAM CAPITAL PARTNERS, LP
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Upstream Capital Partners, LP (the "Partnership") was formed under the laws of the State of Texas. The Partnership consists of a managing general partner, and various limited partners. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners (pro rata). As well, the general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership and their capital account cannot be reduced below $0.

The Partnership became effective September 6, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Partnership operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is engaged in a single line of business as a securities broker-dealer. Substantially all of the Partnership's business is conducted with customers located in the United States. See Note 6 describing concentration of risks.

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Partnership had net capital of approximately $310,557

UPSTREAM CAPITAL PARTNERS, LP
Notes to Financial Statements
December 31, 2006

Note 2 - Net Capital Requirements, continued

and net capital requirements of $6,842. The Partnership's ratio of aggregated indebtedness to net capital was .33 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation is as follows.

	Cost	Accumulated Depreciation	Net
Furniture and fixtures	$ 94,693	$ 17,286	$ 77,407
Computer equipment	61,990	17,343	44,647
Leasehold improvements	3,969	238	3,731
Property and equipment	$ 160,652	$ 34,867	$ 125,785

Depreciation expense for the period ended December 31, 2006 was $32,680 and is shown in occupancy and equipment cost.

Note 5 - Related Party Transactions

The Partnership is a member of a group of affiliated organizations under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Note 5 - Related Party Transactions, continued

The Partnership is provided management services from Upstream Capital Partners GP, LLC, its general partner. These financial statements reflect $720,000 expensed for these services during the year.

These financial statements include fees recorded and reimbursements for allocated expenses from related parties as follows:

Concession income	$ 400,500
Consulting income	127,273
Other income	144,540
	$ 672,313

Reimbursements for allocated expenses are recorded as other income. At December 31, 2006, $23,075 of allocated expenses are included in receivables from related parties.

Note 6 - Concentration of Risks

The Partnership develops and implements financing for the sale of real estate, medical operating company investments and various seed investment in private companies on a contingent basis. These programs require specialized investment banking and advisory services through the private placement of securities. These programs are generally located throughout the United States of America. In addition, the Partnership will also offer private placements of debt and equity.

At December 31, 2006, and at various other times throughout 2006, the Partnership had cash balances in excess of federally insured limits. Cash accounts at banks are insured by the FDIC up to $100,000.

Note 7 - Employee Benefits

The Partnership has a 401(k) plan, whereby all employees may voluntarily contribute up to 100% of compensation subject to a maximum of $15,000. The Partnership may contribute up to 100% of the employee's contribution. Employee's are 100% vested at all times. The Partnership contributed $-0- to the plan for the year ending December 31, 2006.

UPSTREAM CAPITAL PARTNERS, LP
Notes to Financial Statements
December 31, 2006

Note 8 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year Ending December 31,	
2007	$ 78,175
2008	79,986
2009	81,797
2010	83,608
2011	28,071
	$ 351,637

Rental expense for the year ended December 31, 2006 was $74,390 and is reflected in occupancy and equipment costs. The lease contains graduated lease payments and the Partnership has accounted for them using the straight line method. The deferred rent of $29,278 is included in accounts payable and accrued expenses.

Note 9 - Commitment and Contingencies

The Company together with others has been named as a defendant in an lawsuit incidental to its securities business that alleges violations of various federal and state laws. Management intends to present a vigorous defense.

The ultimate outcome of this legal matter cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

UPSTREAM CAPITAL PARTNERS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 525,271
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		525,271
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$125,785	
Receivables from related parties	54,414	
Other receivables	17,574	
Other assets	16,420	(214,193)
Net capital before haircuts on securities positions		311,078
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(521)
Net capital		$ 310,557

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Liabilities	
Accounts payable and accrued expenses	$ 102,578
Total aggregate indebtedness	$ 102,578

Schedule I (continued)

UPSTREAM CAPITAL PARTNERS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,842
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 6,842
Net capital in excess of required minimum	$ 303,715
Excess net capital at 1000%	$ 300,299
Ratio: Aggregate indebtedness to net capital	.33 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

UPSTREAM CAPITAL PARTNERS, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers
Upstream Capital Partners, LP

In planning and performing our audit of the financial statements and supplemental information of Upstream Capital Partners, LP, (the "Partnership"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2007

END